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EXHIBIT 99.2



                    Investment Approval for No.5 CGL Project

POSCO hereby resolve to proceed with No.5 CGL (Continuous Galvanizing Line) with annual processing volume of 450 thousand ton within Gwangyang Works.

To maintain the Hot-Dip Galvanizing (CG) products competitiveness and raise the CG products profit, (Gwangyang)No.5 CGL project should be executed as follows;

[ ]  Investment content  : 1 Continuous Galvanizing Line
                           1 Multi Coating Line

[ ]  Construction period : 2004.3 ~ 2005.10

[ ]  Investment cost     : 269,000 Million Won